

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2024

R. Craig Bealmear
Chief Financial Officer
Oklo Inc.
3190 Coronado Dr.
Santa Clara, California 95054

> **Re: Oklo Inc.**
> **Registration Statement on Form S-1**
> **Filed June 20, 2024**
> **File No. 333-280344**

Dear R. Craig Bealmear:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. We note the significant number of redemptions of your Class A Common Stock in connection with your extension proxy and business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A Common Stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A Common Stock.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73</u>

2.   We note your disclosure on page 37 that you will likely need additional capital from external sources and may seek to raise capital through private or public equity or debt financings or through other sources of financing. Please discuss the effect of this offering on your ability to raise additional capital.

3.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of your common stock. Your discussion should highlight the fact that the shares being registered for resale by the selling securityholders collectively represent approximately 51.1% of your outstanding shares and that your Sponsor and Chief Executive Officer, beneficial owners of 11% and 18% of your outstanding shares, respectively, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

<u>General</u>

4.   Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor and selling securityholders acquired their shares, and the price that the public securityholders acquired their shares. Disclose that while the Sponsor and selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

5.   Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is at or below the SPAC IPO price, some private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Claudia Rios at 202-551-8770 or Karina Dorin at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ryan Maierson, Esq.